Exhibit 4.8

DESCRIPTION OF CAPITAL STOCK

As of December 31, 2020, SB Financial Group, Inc. (the “Company,” “we,” “us” or “our”) had one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): our common shares, without par value (our “common stock”)

The following is a summary of the material terms, limitations, voting powers and relative rights of our capital stock. This summary does not purport to be a complete description of the terms and conditions of our capital stock in all respects and is subject to and qualified in its entirety by reference to all of the provisions of our articles of incorporation and our code of regulations, each as amended, which are incorporated by reference as an exhibit to this Annual Report on Form 10-K, and the applicable provisions of Chapter 1701 of the Ohio Revised Code (the “Ohio General Corporation Law”).

Authorized Capital Stock

Under our articles of incorporation, we are authorized to issue up to 10,000,000 shares of common stock and up to 200,000 shares of preferred shares, without par value (our “preferred stock”). As of February 26, 2021, there were 7,389,626 shares of our common stock issued and outstanding and no shares of our preferred stock issued and outstanding.

Preferred Stock

Our 200,000 authorized but unissued shares of preferred stock are typically referred to as “blank check” preferred stock. This term refers to preferred stock for which the rights and restrictions are determined by the board of directors of a corporation at the time the shares of preferred stock are issued. Under our articles of incorporation, our Board of Directors has the authority, without any further shareholder vote or action, to issue preferred shares in one or more series, from time to time, and, in connection with the creation of any such series, to adopt an amendment or amendments to our articles of incorporation determining, in whole or in part, the express terms of any such series to the fullest extent permitted under Ohio law, including, but not limited to, determining: the division of such shares into series and the designation and authorized number of shares of each series; dividend or distribution rights; dividend rate; liquidation rights, preferences and price; redemption rights and price; sinking fund requirements; voting rights; pre-emptive rights; conversion rights; restrictions on the issuance of shares; and other relative, participating, optional or other special rights and privileges of each such series and the qualifications, limitations or restrictions thereof. Notwithstanding the foregoing, in no event may the voting rights of any series of preferred stock be greater than the voting rights of our common stock.

Common Stock

Liquidation rights

Each share of common stock of the Company entitles the holder thereof to share ratably in the Company’s net assets legally available for distribution to shareholders in the event of the Company’s liquidation, dissolution or winding up, after (i) payment in full of all amounts required to be paid to creditors or provision for such payment and (ii) provision for the distribution of any preferential amounts to the holders of any shares of preferred stock that our Board of Directors may designate and issue in the future.

Preemptive rights

Our shareholders do not have pre-emptive rights.

Subscription, preference, conversion, exchange and redemption rights

The holders of shares of our common stock do not have subscription, preference, conversion or exchange rights, and there are no mandatory redemption provisions applicable to shares of our common stock. The rights, preferences and privileges of the holders of our common stock are subject to, and may be adversely affected by, the rights, preferences and privileges of holders of any shares of preferred stock that our Board of Directors may designate and issue in the future.

Dividends

We may pay dividends on our outstanding shares of common stock in accordance with the terms of the Ohio General Corporation Law. The Ohio General Corporation Law generally provides that the board of directors may declare and pay dividends to shareholders, provided that the dividend does not exceed the combination of the surplus of the corporation, which is defined generally as the excess of the corporation’s assets plus stated capital over its liabilities, and is not in violation of the rights of the holders of shares of any other class. In addition, no dividend may be paid when a corporation is insolvent or there is reasonable ground to believe that by payment of the dividend the corporation would be rendered insolvent.

Our ability to obtain funds for the payment of dividends and for other cash requirements largely depends on the amount of dividends that may be declared and paid by our subsidiaries. Thus, as a practical matter, any restrictions on the ability of our subsidiaries, including The State Bank and Trust Company (“State Bank”), to pay dividends will act as restrictions on the amount of funds available for payment of dividends by State Bank.

The ability of State Bank to pay dividends is subject to limitations under various laws and regulations and to prudent and sound banking principles. Generally, subject to certain minimum capital requirements, State Bank may declare a dividend without the approval of the State of Ohio Division of Financial Institutions so long as the total of the dividends in a calendar year does not exceed State Bank’s total net income for that year combined with its retained net income for the two preceding years.

We are also subject to policies issued by the Federal Reserve Board that may, in certain circumstances, limit our ability to pay dividends. These policies require, among other things, that we satisfy the capital adequacy regulations applicable to bank holding companies that qualify as financial holding companies, including having a capital conservation buffer that is greater than 2.5%. The Federal Reserve Board may also determine, under certain circumstances relating to our financial condition, that the payment of dividends would be an unsafe or unsound practice and prohibit the payment thereof. Specifically, the Federal Reserve Board has issued a policy statement providing that a financial holding company or other bank holding company should eliminate, defer or significantly reduce dividends if (i) its net income available to common shareholders is not sufficient to fully fund the dividends, (ii) the prospective rate of earnings retention is not consistent with the financial or bank holding company’s capital needs and overall financial condition or (iii) the financial or bank holding company will not meet or is in danger of not meeting its required regulatory capital adequacy ratios. In addition, the Federal Reserve Board expects us to serve as a source of strength to State Bank, which may require us to retain capital for further investments in State Bank, rather than use those funds for dividends for our shareholders.

The ability of our subsidiaries to pay dividends to us is also subject to their profitability, financial condition, capital expenditures and other cash flow requirements and contractual obligations.

Listing

Our common stock is listed under The NASDAQ Capital Market under the symbol “SBFG.”

Transfer agent and registrar

The transfer agent and registrar for our common stock is Registrar and Transfer Company located in Cranford, New Jersey.

Voting rights

Each share of common stock of the Company entitles the holder to one vote for the election of directors and for all other matters submitted to the shareholders of the Company for their consideration. Our articles of incorporation provide that shareholders do not have the right to vote cumulatively in the election of directors.

Supermajority voting requirement

Our articles of incorporation provide that, notwithstanding any provision of the Ohio General Corporation law requiring for any purpose the vote, consent, waiver or release of holders of shares entitling them to exercise two-thirds or any other proportion of the voting power of the Company, such action, unless otherwise provided by statute, may be taken by the vote, consent, waiver or release of the holders of shares entitling them to exercise a majority of the voting power of the Company.

However, our articles of incorporation provide that, unless two-thirds of the whole authorized number of directors recommends the approval of the following matters, such matters require the affirmative vote of the holders of shares entitling them to exercise at least 80% of the Company’s voting power:

●	a proposed amendment to the articles;

●	proposed new regulations, or an alteration, amendment or repeal of the regulations;

●	an agreement providing for the merger or consolidation of the Company with or into one or more other corporations;

●	a proposed combination or majority share acquisition involving the issuance of shares of the Company and requiring shareholder approval;

●	a proposal to sell, lease, or exchange all or substantially all of the property and assets of the Company;

●	a proposed dissolution of the Company; or

●	a proposal to fix or create the number of directors by action of the shareholders of the Company.

Shareholder vote required to approve business combinations with principal shareholders

Our articles of incorporation require the affirmative vote of the holders of shares entitling them to exercise at least 80% of the voting power of the Company and the affirmative vote of at least two-thirds of the outstanding shares not held by a “Controlling Person,” to approve certain “Business Combinations.” A “Controlling Person” is any shareholder who beneficially owns shares entitling the shareholder to exercise 20% or more of the voting power of the Company in the election of directors. A “Business Combination” is defined to include:

●	any merger or consolidation of the Company with or into a Controlling Person or an affiliate or associate of a Controlling Person;

●	any sale, lease, exchange, transfer or other disposition of all or any substantial part of the assets of the Company or a subsidiary, including, without limitation, any voting securities of a subsidiary of the Company, to a Controlling Person or an affiliate or associate of a Controlling Person;

●	any merger into the Company or a subsidiary of the Company of a Controlling Person or an affiliate or associate of a Controlling Person;

●	any sale, lease, exchange, transfer or other disposition of all or any part of the assets of a Controlling Person or an affiliate or associate of a Controlling Person to the Company or a subsidiary of the Company, excluding certain insignificant sales or dispositions;

●	any reclassification of the common stock of the Company, or any recapitalization involving the common stock of the Company consummated within five years after the Controlling Person becomes a Controlling Person; and

●	any agreement, contract or other arrangement providing for any of the above transactions.

The shareholder vote requirements described above do not apply, however, if the Business Combination will result in an involuntary sale, redemption, cancellation or other termination of ownership of all shares of common stock of the Company owned by shareholders who do not vote in favor of, or consent in writing to, the Business Combination and the consideration to be received by such shareholders is at least equal to the “Minimum Price Per Share,” as defined in our articles of incorporation.

Classified board of directors and election of directors

Our articles of incorporation provide for a classified board of directors consisting of not less than nine directors, with the directors divided into three classes and elected for three-year terms. Each year the term of one class expires. As a result, approximately one-third of the directors are elected at each annual meeting of shareholders. This can delay the ability of a significant shareholder or group of shareholders to gain control of our board of directors.

Our code of regulations provide that the number of directors cannot be fewer than nine nor more than 15, Currently, our board of directors consists of nine directors. Pursuant to the code of regulations, any change in the number of directors cannot have the effect of shortening the term of any incumbent director; and no action may be taken to increase the number of directors unless at least two-thirds of the directors then in office concur in such action. A director or directors may be removed from office, only by the vote of the holders of shares entitling them to exercise not less than 80% of the voting power of the Company entitling them to elect directors in place of those to be removed. Under the Ohio General Corporation Law, the removal of a director or directors of the Company may only be effected for cause. This will prevent a shareholder or group of shareholders from removing incumbent directors and simultaneously gaining control of the board by filling the vacancies created by removals with their own nominees.

Failure to elect a director to fill the unexpired term of any director removed shall be deemed to create a vacancy in the board. Under Ohio law, unless a corporation’s articles of incorporation or code of regulations otherwise provide, the remaining directors of a corporation may fill any vacancy on the board by the affirmative vote of a majority of the remaining directors. Vacancies at the Company, and newly created directorships resulting from any increase in the authorized number of directors, may be filled by the affirmative vote of two-thirds of the whole authorized number of directors or by the affirmative vote of the holders of at least four-fifths of the outstanding voting power of the corporation voting at a meeting of the shareholders called for such purpose or in any other manner provided by law, the articles or the code of regulations.

Our code of regulations requires that notice in writing of proposed shareholder nominations for the election of directors be given to our secretary prior to the meeting. The notice must contain certain information about the non-incumbent nominee, including name, age, business or residence address of each nominee proposed in such notice, the principal occupation or employment of each such nominee, and the number of shares of common stock of the Company owned beneficially and/or of record by each such nominee and the length of time any such shares have been so owned.

Pursuant to our code of regulations, special meetings of shareholders may be called only by the following: the chairman of the board, the president or, in case of the president’s absence, death, or disability, the vice president authorized to exercise the authority of the president; a majority of the directors acting with or without a meeting; or the holders of at least 25% of all shares outstanding and entitled to vote.

To be timely, shareholder notice of a nomination for election of a director at an annual meeting must be received by the secretary of the Company on or before the later of (i) February l, immediately preceding such annual meeting or (ii) the 60th day prior to the first anniversary of the most recent annual meeting of shareholders held for the election of directors; provided, however, that if the annual meeting for the election of directors in any year is not held on or before the 31st day next following such anniversary, then the written notice must be received by the secretary within a reasonable time prior to the date of such annual meeting. In the case of a nominee proposed by a shareholder for election as a director at a special meeting of shareholders at which directors are to be elected, such written notice of a proposed nominee shall be received by the secretary no later than the close of business on the seventh day following the day on which notice of the special meeting was mailed to shareholders.

        Anti-takeover statutes

Certain state laws make a change in control of the Company more difficult, even if desired by the holders of the majority of our shares of common stock. Provided below is a summary of the Ohio anti-takeover statutes.

Ohio Control Share Acquisition Statute. The Ohio Revised Code provides in Section 1701.831 that specified notice and informational filings and special shareholder meetings and voting procedures must occur before consummation of a proposed “control share acquisition.” A control share acquisition is defined as any acquisition of an issuer’s shares that would entitle the acquirer to exercise or direct the voting power of the issuer in the election of directors within any of the following ranges:

●	one-fifth or more, but less than one-third, of the voting power;

●	one-third or more, but less than a majority, of the voting power; or

●	a majority or more of the voting power.

Assuming compliance with the notice and information filing requirements, the proposed control share acquisition may take place only if, at a duly convened special meeting of shareholders, the acquisition is approved by both a majority of the voting power of the issuer represented at the meeting and a majority of the voting power remaining after excluding the combined voting power of the intended acquirer and the directors and officers of the issuer. The control share acquisition statute does not apply to a corporation whose articles of incorporation or regulations so provide. We have not opted out of the application of the control share acquisition statute.

Ohio Merger Moratorium Statute. Chapter 1704 of the Ohio Revised Code prohibits specified business combinations and transactions between an “issuing public corporation” and an “interested shareholder” for at least three years after the interested shareholder attains 10% ownership, unless the board of directors of the issuing public corporation approves the transaction before the interested shareholder attains 10% ownership. An interested shareholder is a person who owns 10% or more of the shares of the corporation. An issuing public corporation is defined as an Ohio corporation with 50 or more shareholders that has its principal place of business, principal executive offices, or substantial assets within the State of Ohio, and as to which no close corporation agreement exists. Examples of transactions regulated by the merger moratorium provisions include mergers, consolidations, voluntary dissolutions, and the disposition of assets and the transfer of shares. After the three-year period, a moratorium transaction may take place provided that certain conditions are satisfied, including that:

●	the board of directors approves the transaction;

●	the transaction is approved by the holders of shares with at least two-thirds of the voting power of the corporation (or a different proportion set forth in the articles of incorporation), including at least a majority of the outstanding shares after excluding shares controlled by the interested shareholder; or

●	the business combination results in shareholders, other than the interested shareholder, receiving a fair price plus interest for their shares, as determined in accordance with the statute.

Although the merger moratorium provisions may apply, a corporation may elect not to be covered by the merger moratorium provisions, or subsequently elect to be covered, with an appropriate amendment to its articles of incorporation. We have not opted out of the Ohio merger moratorium statute.

Ohio Anti-Greenmail Statute. Pursuant to the Ohio Anti-Greenmail Statute, a public corporation formed in Ohio may recover profits that a shareholder makes from the sale of the corporation’s securities within 18 months after making a proposal to acquire control or publicly disclosing the possibility of a proposal to acquire control. The corporation may not, however, recover from a person who proves either: (1) that his sole purpose in making the proposal was to succeed in acquiring control of the corporation and there were reasonable grounds to believe that he would acquire control of the corporation; or (2) that his purpose was not to increase any profit or decrease any loss in the stock. Also, before the corporation may obtain any recovery, the aggregate amount of the profit realized by such person must exceed $250,000. Any shareholder may bring an action on behalf of the corporation if a corporation refuses to bring an action to recover these profits. The party bringing such an action may recover his attorneys’ fees if the court having jurisdiction over such action orders recovery of any profits.

The Anti-Greenmail Statute does not apply to a corporation if its articles of incorporation or code of regulations so provide. We have not opted out of the application of the Anti-Greenmail Statute.